EXHIBIT 5.2

February 19, 2020

HECLA MINING COMPANY

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Re:	Registration Statement on Form S-3; $13,800,000 Aggregate Principal Amount of 7.250% Senior Notes Due 2028 of Hecla Mining Company

Ladies and Gentlemen:

We have acted as counsel to Hecla Mining Company, a Delaware corporation (the “Company”), in connection with the preparation and filing of the Registration Statement on Form S-3 of the Company (the “Resale S-3”), filed on or about the date hereof with the Securities and Exchange Commission (the “Commission”), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), for resale from time to time by the selling noteholders, of up to $13,800,000 in aggregate principal amount of the Company’s 7.250% Senior Notes due 2028 (the “Notes”). The Notes were acquired in a registered public offering by the selling noteholders, some of whom may be deemed to be affiliates of the Company. Each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Underwriting Agreement (as defined below).

In our capacity as counsel to the Company, we have examined copies of:

1.	the Resale S-3;

2.

the Prospectus, dated February 19, 2020, reflecting the final terms of the Notes and the terms of the offering thereof, as filed by the Company with the Commission on February 19, 2020 pursuant to Rule 424(b) under the Securities Act, including all material incorporated by reference therein (the “Prospectus”);

3.

the Underwriting Agreement dated February 13, 2020 (the “Underwriting Agreement”), among the Company, the Guarantors listed on the signature page thereof (the “Guarantors”) and J.P. Morgan Securities LLC, as representative of the underwriters set forth in Schedule 1 thereto (the “Underwriters”);

4.	the Indenture;

5.	the global certificate representing the Notes;

6.	the notation of guarantee representing the Guarantees (together with the Underwriting Agreement, the Indenture and the Notes, the “Transaction Documents”);

7.

a copy of the Certificate of Incorporation of the Company, certified as of a recent date by the Secretary of State of the State of Delaware, and the Bylaws of the Company certified by the Secretary of the Company as of the date hereof;

8.

copies of the Certificates of Formation of Hecla Alaska LLC and Hecla MC Subsidiary, LLC, certified as of a recent date by the Secretary of State of the State of Delaware, and the Limited Liability Company Agreements of Hecla Alaska LLC and Hecla MC Subsidiary, LLC, certified by the Secretary of the Company as of the date hereof;

9.

copies of the Certificates of Incorporation or Articles of Incorporation of Hecla Limited, Hecla Admiralty Company, Hecla Greens Creek Mining Company, Hecla Juneau Mining Company, Silver Hunter Mining Company, Rio Grande Silver, Inc., Burke Trading, Inc., Hecla Silver Valley, Inc., Montanore Minerals Corp., Hecla Montana, Inc., and Newhi, Inc., certified by the Secretary of State of each of the respective entities’ jurisdiction of incorporation, and the Bylaws of Hecla Limited, Hecla Admiralty Company, Hecla Greens Creek Mining Company, Hecla Juneau Mining Company, Silver Hunter Mining Company, Rio Grande Silver, Inc., Burke Trading, Inc., Hecla Silver Valley, Inc., Montanore Minerals Corp., Hecla Montana, Inc., and Newhi, Inc., certified by the Secretary of the Company as of the date hereof (the entities identified in Item 8 above and this Item 9, the “Designated Guarantors”);

10.

copies of letters or certificates of recent dates received by us from the Secretary of State of each of the respective jurisdiction of incorporation or formation of the Designated Guarantors as to the valid existence and good standing of the Company and the Designated Guarantors (the “Good Standing Certificates”);

11.

certified copies of certain resolutions duly adopted by the Board of Directors of the Company (the “Board”) and the Pricing Committee of the Board (the “Committee”), including resolutions adopted at a meeting of the Board on February 7, 2020, delegating certain authority relating to the Offering to the Committee, resolutions adopted at a meeting of the Committee on February 8, 2020, approving the transactions contemplated by the Underwriting Agreement and the Prospectus, and resolutions adopted at a meeting of the Committee on February 13, 2020, approving certain terms of the Notes and the offering and sale of the Notes;

12.

certified copies of certain resolutions duly adopted by the Board of Directors or equivalent governing body of each of the Designated Guarantors relating to the approval of the transactions contemplated by the Underwriting Agreement and the Prospectus;

13.	a fact certificate provided by the Company and its subsidiaries and the Guarantors (the “Fact Certificate”); and

14.	such other documents as we have deemed appropriate for purposes of the opinions expressed below.

As to certain matters of fact, we have relied on (i) the representations and warranties of the parties set forth in the Transaction Documents, (ii) certificates, opinions, and other documents delivered by or on behalf of the parties pursuant to the Transaction Documents, (iii) the Fact Certificate, and (iv) the Good Standing Certificates. Our opinions in paragraph (i) and paragraph (iii)(a) are based solely on the Good Standing Certificates. With respect to those portions of the opinions in numbered paragraphs (iv)-(vi) below that concern the due execution of the Transaction Documents by the Company and any Designated Guarantor which is organized under the laws of the State of Delaware, those opinions are based solely upon our review of the Fact Certificate, the charter, bylaws or other constitutive document of each such entity and the counterpart signature pages to the Transaction Documents.

Based on the foregoing and subject to the qualifications hereinafter set forth, we are of the opinion that:

(i) The Company has been incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

(ii) The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Information and the Prospectus and to enter into and perform its obligations under the Transaction Documents to which it is a party.

(iii) (a) Each Designated Guarantor has been incorporated or formed and is validly existing as a corporation or limited liability company, and with the exception of Newhi, Inc., to which the concept of good standing is not applicable, is in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable; and (b) each Designated Guarantor has corporate or limited liability company power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Information and the Prospectus and to enter into and perform its obligations under the Transaction Documents to which it is a party.

(iv) The Indenture has been duly authorized, executed and delivered by the Company and each Designated Guarantor.

(v) The Notes have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement and the Indenture and have been duly executed and delivered.

(vi) The Guarantees of the Notes have been duly authorized for issuance by each of the Designated Guarantors pursuant to the Underwriting Agreement and the Indenture and have been duly executed and delivered. The Guarantees of the Notes have been duly executed by each of the Designated Guarantors.

The opinions set forth above are subject to, and qualified and limited in all respects by, the following qualifications and assumptions:

(1) We have assumed that each document submitted to us is accurate and complete, that each such document that is an original is authentic, that each such document that is a copy conforms to an authentic original, and that all signatures (other than signatures on behalf of the Company and the Guarantors) on each such document are genuine. We have further assumed the legal capacity of natural persons. We also assumed, with respect to each of the Designated Guarantors which is a Delaware corporation, that the transactions contemplated by the Transaction Documents are necessary or convenient to the conduct, promotion or attainment of the business of such Designated Guarantors and that the restrictions on “business combinations” (as defined in Section 203 of the General Corporation Law of the State of Delaware) are inapplicable to the Transactions Documents and the transactions contemplated thereby. We have not verified any of the foregoing assumptions.

(2) The opinions expressed herein are limited to matters arising under (a) the General Corporation Law of the State of Delaware, solely with respect to the opinions in numbered paragraphs (i)-(vi) above, and (b) the Delaware Limited Liability Company Act and the Washington Business Corporation Act, solely with respect to the opinions in numbered paragraphs (iii)-(iv) and numbered paragraph (vi) above (collectively, the “Covered Laws”). The opinions expressed in this opinion letter are limited to the laws and administrative and court decrees thereunder that in our experience are applicable to transactions of the type contemplated by the Transaction Documents, and we are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws, the laws of any other jurisdiction, or the law of any county, municipality or other political subdivision or local governmental agency or authority, or on specialized laws that are not customarily covered in opinion letters of this kind, such as tax, insolvency, antitrust, pension, employee benefit, environmental, intellectual property, banking, insurance, labor, health and safety, and state securities laws.

(3) The opinions and other statements expressed herein are made as of the date hereof and we do not undertake any obligation to inform you of any changes in the matters set forth herein which occur or may come to our attention after the date hereof.

(4) There are no agreements or understandings among the parties to the Transaction Documents or third parties that have not been provided to us which would affect any of the opinions expressed herein.

(5) We express no opinion as to (i) whether a federal court of the United States outside of the State of New York, a state court outside the State of New York, or a foreign court would give effect to the choice of New York law provided for in the Transaction Documents, (ii) whether a federal court of the United States outside the State of New York, or a state court outside the State of New York, would have personal jurisdiction over any party, (iii) whether a federal court of the United States would have subject matter jurisdiction over any action brought against any party or (iv) whether any state or federal court sitting in New York City would have subject matter jurisdiction to adjudicate any controversy related to the Transaction Documents.

We consent to the filing of this opinion letter with the Commission as an exhibit to the Resale S-3 and to the references made to our firm under the caption “Legal Matters” in the prospectus forming a part of the Resale S-3. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations of the Commission thereunder. Without our prior consent, this opinion letter may not be quoted in whole or in part or otherwise referred to in any other document and may not be otherwise furnished or disclosed to or used by any other person. The foregoing opinions are rendered as of the date hereof, and we have not undertaken to supplement this opinion with respect to factual matters or changes in law which may hereafter occur.

Very truly yours,

/s/ K&L Gates LLP